Mail Stop 4561

October 14, 2009

Thomas Kidrin
Chief Executive Officer
Worlds.Com, Inc.
11 Royal Road
Brookline, MA 02445

      Re: Worlds.Com, Inc.
             Form 10-KSB for year ended December 31, 2007
             Filed on April 3, 2008
             Form 10-K/A for year ended December 31, 2008
             Filed on October 7, 2009
             File No. 000-24115

Dear Mr. Kidrin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief

cc: Via Facsimile: (212) 888-7776
       Irving Rothstein
       Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine, LLP
       Telephone: (212) 888-8200